March 5, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Janice McGuirk

Re:	Vertical Health Solutions, Inc.
Annual Report on Form 10-K
File No. 1-31275

Ladies and Gentlemen:

On behalf of Vertical Health Solutions, Inc. (“Vertical Health”), filed herewith is an amendment to Vertical Health’s Form 10-K for the year ended December 31, 2008, which includes revisions responsive to the Staff’s comments contained in the letter dated November 13, 2009. The numbered responses below correspond the Staff’s comment letter of November 13, 2009.

1.	New disclosure has been added at the end of Item 10 to address disclosure required by Item 407(d)(5).

2.	Item 9A has been revised to comply with Item 307.

3.	Item 9A has been revised to clearly state that there were no changes in internal controls of financial reporting.

4.	The signature bock has been revised as requested.

5.	and 6. The signatures blocks for Mr. Watters have been revised to disclose all positions which he holds.

7.	The Section 302 Certification has been revised accordingly to delete reference to the “annual” report.

If you have any questions, please feel free to contact me directly at 212-398-9632.

Very Truly Yours,

/s/ Thomas A. Rose

cc:	Vertical Health Solutions, Inc.